[ LOGO ]	FEDERAL GRAIN LIMITED

BY-LAW No. 58

A by-law respecting the borrowing of money, the issuing of securities and the securing of liabilities by Federal Grain, Limited

BE IT ENACTED as a by-law of the Company as follows:

1.	The directors of the company may from time to time:

(a)	Borrow money upon the credit of the Company;

(b)	Limit or increase the amount to be borrowed;

(c)

Issue bonds, debentures, debenture stock or other securities of the Company in such amounts and upon such terms and pledge or sell the same for such sums and at such prices as the directors may deem expedient;

(d)

Secure any such bonds, debentures, debenture stock or other securities or any other present or future borrowing or liability of the Company, by mortgage, hypothec, charge or pledge of all or any currently owned or subsequently acquired real and personal, movable and immovable, property of the Company, and the undertaking and rights of the Company;

(e)

Delegate to such one or more of the officers and directors of the Company as may be designated by the directors, all or any of the powers conferred by the foregoing clauses of this by-law to such extent and in such manner as the directors shall determine at the time of each such delegation;

2.	By-law No. 2 is repealed from and after the coming into force of this by-law without prejudice to any action heretofore taken thereunder.

3.	This by-law shall come into force on the day on which it is sanctioned by at least two-thirds of the votes cast at a special general meeting of the shareholders duly called for considering the same.

ENACTED AND PASSED by the directors this 9th day of October, 1969.

G. H. SELLERS	C.S.	R. J. BAILEY
President		Secretary